Exhibit 99.1

BOARD DIRECTOR PURCHASES SHARES IN AMARIN

LONDON, United Kingdom, March 9, 2007, Amarin Corporation plc (“Amarin” or "Company") announces that Dr Michael Walsh, a non-executive member of the Board of Directors of Amarin, made a market purchase of 150,000 American Depositary Shares (“ADSs”) of Amarin on March 8, 2007 at a price per ADS of $1.85. Following this purchase, Dr Walsh holds 364,507 ADSs of Amarin which represent 0.4% of the issued share capital of the Company.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington's disease (“HD”), phase II development for depressive disorders and entering Phase IIa development for Parkinson’s disease. Amarin’s core development pipeline also includes the global rights to an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease and a nasal formulation of lorazepam for treating emergency seizures.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin has its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

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